Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

(in thousands)

	For the six months ended June 30,		For the years ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$(17,383)	$18,480	$40,799	$57,604	$75,832	$47,643	$19,462
Minority interest attributable to continuing operations	(1,265)	708	1,331	2,472	9,294	9,375	7,760
Fixed charges - per below	90,924	40,782	86,636	61,894	69,476	76,950	83,627
Less:
Capitalized interest	(4,916)	(3,870)	(9,603)	(3,030)	(1,503)	(2,949)	(5,178)
Preferred Distributions of consolidated subsidiaries	—	—	—	(832)	(7,069)	(7,069)	(7,069)

Earnings before fixed charges	$67,360	$56,100	$119,163	$118,108	$146,030	$123,950	$98,602

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$83,467	$35,604	$74,363	$55,061	$57,835	$63,522	$67,496
Capitalized interest	4,916	3,870	9,603	3,030	1,503	2,949	5,178
Proportionate share of interest for unconsolidated real estate ventures	2,541	1,308	2,670	2,971	3,069	3,410	3,884
Distributions to preferred unitholders in Operating Partnership	—	—	—	832	7,069	7,069	7,069

Total Fixed Charges	90,924	40,782	86,636	61,894	69,476	76,950	83,627
Income allocated to preferred shareholders	3,996	3,996	7,992	9,720	11,906	11,906	11,906

Total Preferred Distributions	3,996	3,996	7,992	9,720	11,906	11,906	11,906

Total combined fixed charges and preferred distributions	$94,920	$44,778	$94,628	$71,614	$81,382	$88,856	$95,533

Ratio of earnings to combined fixed charges and preferred distributions	0.71	1.25	1.26	1.65	1.79	1.39	1.03

(a)

Amounts for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been reclassified to present properties sold or identified as held for sale consistent with the presentation for the period ended June 30, 2006 As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.